                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                         (Amendment No.      1      )*
                                        ------------


                            Harvard Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                    Class B
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   417434305
                               ----------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

4151339                             Page 1

-----------------------
  CUSIP No.  417434305              13G
-----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
      94-1681731

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
4
      Delaware
--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                                 5
          NUMBER OF                  -0-

           SHARES       --------------------------------------------------------
                                     SHARED VOTING POWER
        BENEFICIALLY             6
                                     593,907
          OWNED BY
                        --------------------------------------------------------
            EACH                     SOLE DISPOSITIVE POWER
                                 7
          REPORTING                  -0-

           PERSON       --------------------------------------------------------
                                     SHARED DISPOSITIVE POWER
            WITH                 8
                                     593,407
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      593,907
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 11
      8.5%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 12
      HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

4151339                             Page 2

-----------------------
  CUSIP No.  417434305              13G
-----------------------

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bank of America Illinois
      #36-0947896

--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
3

--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
4
      Illinois
--------------------------------------------------------------------------------
                                     SOLE VOTING POWER
                                 5
          NUMBER OF                  593,907

           SHARES       --------------------------------------------------------
                                     SHARED VOTING POWER
        BENEFICIALLY             6
                                     -0-
          OWNED BY
                        --------------------------------------------------------
            EACH                     SOLE DISPOSITIVE POWER
                                 7
          REPORTING                  593,407

           PERSON       --------------------------------------------------------
                                     SHARED DISPOSITIVE POWER
            WITH                 8
                                     -0-
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      593,907
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 11
      8.5%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
 12
      BK
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

4151339                             Page 3

                                  SCHEDULE 13G
                                  ------------


Item 1(a)  Name of Issuer:                 Harvard Industries, Inc.

      (b)  Address of Issuer's             2502 No. Rocky Point Dr.
           Principal Executive Offices:    Suite 960
                                           Tampa, FL  33607

Item 2(a)  Names of Person Filing:         BankAmerica Corporation
                                             ("BAC")
                                           Bank of America Illinois
                                             ("BAI")

      (b)  Address of Principal            (For BAC)
           Business Offices:               555 California Street
                                           San Francisco, CA  94104

                                           (For BAI)
                                           231 South LaSalle St.
                                           Chicago, IL  60697

      (c)  Citizenship:                    BAC is organized under the
                                           laws of Delaware.
                                           BAI is chartered
                                           under Illinois state law.

      (d)  Title of Class of Securities:   Class B

      (e)  CUSIP Number:                   417434305

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) [ ]   Broker or Dealer registered under Section 15 of the Act

           (b) [X]   Bank as defined in section 3(a)(6) of the Act

           (c) [ ]   Insurance Company as defined in section 3(a)(19) of the Act

           (d) [ ] Investment Company registered under section 8 of the Investment Company Act

           (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

           (g) [X]   Parent Holding Company, in accordance with
                     (S)240.13d-1(b)(ii)(G) (Note:  See Item 7)

           (h) [ ]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)


Item 4     Ownership

           (a) Amount Beneficially Owned:*
                BAC                                593,907
                BAI                                593,907


*By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.


4151339                             Page 4

           (b) Percent of Class:*
                     BAC                                             8.5%
                     BAI                                             8.5%

           (c) Number of shares as to which such person has:

              (i) sole power to vote or direct the vote:*
                     BAC                                               0
                     BAI                                         593,907

             (ii) shared power to vote or direct the vote:*
                        BAC                                      593,907
                        BAI                                            0

            (iii) sole power to dispose or direct the
                  disposition of:*
                        BAC                                            0
                        BAI                                      593,407

             (iv) shared power to dispose or direct the
                  disposition of:*
                        BAC                                      593,407
                        BAI                                            0

Item 5    Ownership of Five Percent or Less of a Class.

          If this statement is being filed to
          report the fact that as of the date
          hereof the reporting person has ceased
          to be the beneficial owner of more
          than five percent of the class of
          securities, check the following [ ].

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7    Identification and Classification of
          the Subsidiaries Which Acquired
          the Security Being Reported on by
          the Parent Holding Company.

          See Item 2.  The entity described
          below is a wholly-owned subsidiary of
          BAC, which is a registered bank holding
          company.  BAI is a bank chartered under
          Illinois state law.

Item 8    Identification and Classification
          of Members of the Group.

          See Item 7.

Item 9    Notice of Dissolution of Group.

          Not Applicable.

*By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

4151339                             Page 5

Item 10   Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

4151339                             Page 6

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  BankAmerica Corporation



Dated:  February 12, 1997         By /s/ JOHN J. HIGGINS
                                     --------------------------
                                     John J. Higgins
                                     Executive Vice President

4151339                             Page 7

                                                                       Exhibit A

                          AGREEMENT RE JOINT FILING OF
                                  SCHEDULE 13G


The undersigned hereby agrees as follows:

         (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

         (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.



Dated: February 12, 1997          BANKAMERICA CORPORATION

                                  By:   /s/ JOHN J. HIGGINS
                                        -------------------
                                        John J. Higgins

                                  Its:  Executive Vice President


Dated: February 12, 1997          BANK OF AMERICA ILLINOIS

                                  By:   /s/ DEBRA A. HITON
                                        ------------------
                                        Debra A. Hiton
                                  Its:  Senior Vice President and
                                        Attorney-in-Fact

4151339                             Page 8

Board of Directors                                    Adopted:  November 1, 1993
BankAmerica Corporation                            Last amended:  August 1, 1994


           GENERAL OPERATING AND BORROWING RESOLUTION (Excerpts from)
           ----------------------------------------------------------


     1. Any two BAC officers listed below under the designation "Group 1" (the "Officers"):

                                    GROUP 1
                                    -------

          the Chairman of the Board
          the Chief Executive Officer
          the President
          any Vice Chairman of the Board
          any Vice Chairman
          the Chief Financial Officer
          the Treasurer
          any Executive Vice President
          any Senior Vice President
          any Vice President
          the Secretary

     2. Any one BAC officer listed above under either the designation GROUP 1 or GROUP 2, or any member of the Legal Department of Bank of America NT&SA holding the title of counsel or a title senior thereto be, and hereby is, authorized to sign registrations, reports, certificates, applications and other writings on behalf of BAC for submission to or filing with any federal, state, local or foreign regulatory authorities, and any amendments, withdrawals, or terminations thereof, as are deemed desirable by such officer or attorney in connection with BAC's activities or affairs.


4126526.01

Board of Directors                                              November 4, 1996
Bank of America NT&SA

                  GENERAL OPERATING RESOLUTION (Excerpts from)
                  --------------------------------------------

     The Board of Directors of Bank of America NT&SA ("BofA") authorizes and determines as follows:

     1. Certain officers of BofA ("Authorized Signers") are authorized to act on behalf of BofA as set forth in the attached "Signing Authorities Chart."

     2. For the purposes of this resolution, "OFFICER" refers to a BofA officer holding one of the officer titles listed below, and "OFFICER" refers to any BofA officer. The incumbency of any officer may be certified by the Secretary or any Assistant Secretary. References in this resolution to the ranking of officer titles refers to the ranking shown in the following list of Officers:

          the Chief Executive Officer ("CEO")
          the Chairman of the Board
          the President
          any Vice Chairman of the Board ("VC of the Bd") the Chief Operating Officer ("COO") any Vice Chairman ("VC") the Chief Financial Officer ("CFO") any Group Executive Vice President ("GEVP") any Executive Vice President ("EVP") any Senior Vice President ("SVP") the Cashier the Secretary the Treasurer any Managing Director any Senior Authorized Officer any Vice President ("VP") any Assistant Vice President any Authorized Officer any Senior Trust Officer any Trust Officer any Assistant Secretary any Assistant Cashier

VI.  REGULATORY MATTERS

   Action or Transaction                  Authorized Signer(s)

Execution of any document or             Any one Officer at the
other writings and any                   level of VP or above,
amendments, withdrawals or               or any one attorney in
terminations thereof for                 the Legal or Tax
submission to or filing with             Departments of BofA
any federal, state, local or             holding the officer
foreign regulatory authorities.          title of Counsel or
                                         above.

4126528

                           Limited Power of Attorney
                           -------------------------

          KNOW ALL MEN BY THESE PRESENTS, that BANK OF AMERICA ILLINOIS ("Principal"), an Illinois banking corporation with its registered offices at 231 South LaSalle Street, Chicago, Illinois, by and through its duly elected officer, Wilma J. Smelcer, Chief Administrative Officer of Principal, does hereby nominate, constitute and appoint Mary R. Frost and Debra A. Hiton and each of them, as its true and lawful attorneys-in-fact, for it and in its name, place and stead, to execute any and all reports, forms, schedules or other documents required to be executed by Principal pursuant to Section 13 of the Securities Exchange Act of 1934 as now in effect or hereafter amended and rules issued thereunder from time to time by the Securities and Exchange Commission.

          Principal hereby gives and grants unto each of said attorneys-in-fact full power and authority to do and perform all and every act necessary, requisite or proper to be done with respect to the aforesaid reports, forms, schedules or other documents, including the filing thereof with the Securities and Exchange Commission, and such stock exchanges or other authority, entity or person as fully as Principal might or could do, with full power of substitution or revocation, hereby ratifying and confirming all that Principal's attorneys-in-fact shall have lawfully done heretofore in connection therewith or hereafter causes to be done by virtue hereof.

          This Limited Power of Attorney shall expire on December 31, 1997, unless earlier revoked or extended by Principal in writing.

          That certain Limited Power of Attorney dated March 29, 1996 with respect to this same subject is hereby revoked; provided, however, that such revocation shall not affect any action taken under the March 29, 1996 Limited Power of Attorney prior to its revocation.

          This Limited Power of Attorney shall be governed by and construed in accordance with the laws of the State of Illinois, United States of America.

          IN WITNESS WHEREOF, Principal has executed this Limited Power of Attorney this 16th day of January, 1997.

                                 /s/ WILMA J. SMELCER
                                 --------------------
                                 Wilma J. Smelcer
                                 Chief Administrative Officer

Subscribed and sworn to before me
this 16th day of January, 1997.

/s/ NINA TAI
------------
Notary Public
4151483